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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-X

           APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A. Name of issuer or person filing ("Filer"): TELESYSTEM INTERNATIONAL WIRELESS INC.

B.    This is [check one]

      [x] an original filing for the Filer

      [ ] an amended filing for the Filer

C.    Identify the filing in conjunction with which this Form is being filed:

Name of Registrant:                                TELESYSTEM INTERNATIONAL WIRELESS INC.
Form type:                                         F-10
File number (if known):                            TO BE ASSIGNED
Filed by:                                          TELESYSTEM INTERNATIONAL WIRELESS INC.
Date Filed (if filed concurrently, so indicate):   MARCH 5, 2004 (CONCURRENTLY WITH FORM F-10)

D. The Filer is incorporated or organized under the laws of Canada and has its principal place of business at:

                             1250 RENE LEVESQUE WEST
                                   38TH FLOOR
                            MONTREAL, QUEBEC H3B 4W8
                                     CANADA
                                 (514) 673-8497

E. The Filer designates and appoints CT Corporation System ("Agent") located at:

                          111 EIGHTH AVENUE, 13TH FLOOR
                               NEW YORK, NY 10011
                                 (212) 894-8500

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns: (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on March 5, 2004 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; or (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.
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F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to the Form F-10 filed concurrently herewith. The Filer further undertakes to advise the Commission promptly of any change to the Agent's name and address during such period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates, and the transactions in such securities.

      The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montreal, Quebec, Country of Canada this 5th day of March 2004.

                            Filer: TELESYSTEM INTERNATIONAL WIRELESS INC.



                            By:  /s/ Margriet Zwarts
                                 ----------------------------------
                                 Name:  MARGRIET ZWARTS
                                 Title: General Council and Secretary



This statement has been signed by the following persons in the capacities indicated on March 3, 2004:

                            CT Corporation System, as agent of Telesystem International Wireless Inc. in the United States for service of process


                            By:  /s/ Ann Laskowski
                                -----------------------------------
                                Name: ANN LASKOWSKI
                                Title: Vice President

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